UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K includes information provided by the Company on its continued eligibility to utilize an additional 180 calendar days to cure the minimum share price requirement. As previously announced, Euroseas received notice from the Nasdaq Stock Market LLC ("Nasdaq") dated January 14, 2019 (the "Notice") indicating that the Company was no longer in compliance with Nasdaq's continued listing requirements under Nasdaq Listing Rule 5550(a)(2) because the closing bid price of the Company's common stock over a period of 30 consecutive business days was less than $1.00 per share.  The Notice informed the Company that pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had six months following receipt of the notification to regain compliance with the minimum share price requirement.

On, July 16, 2019, NASDAQ notified the Company that it determined that the Company is eligible for an additional 180 calendar day period, or until January 13, 2020, to regain compliance because it complied with all other continued listing requirements on the Nasdaq Capital Market.

The Company’s shareholders equity as of June 30, 2019 as reported in its earnings release of August 8, 2019 was reported as $1,650,839, which is below the $2,500,000 required by the NASDAQ Capital Market continued listing requirements; however, on August 2, 2019 and August 7, 2019, respectively, the Company completed its previously announced acquisition of four vessels for consideration including 22,535,210 shares of common stock.  This issuance increased the Company’s shareholders’ equity by approximately $13.2 million. The Company therefore has regained compliance with the stockholders’ equity requirement and it continues to satisfy all but the minimum share price continued listing requirements; thus, it continues to be eligible to regain compliance with the minimum price requirement by January 13, 2020.

Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, that it may be subject to delisting.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 23, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President